                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-70193


PROSPECTUS

                                3,880,000 SHARES

                              [TIFFANY & CO. LOGO]
                                  COMMON STOCK

                            ------------------------

            Mitsukoshi, Ltd., a stockholder of Tiffany & Co., is selling 3,880,000 shares of Tiffany & Co.'s Common Stock. The international managers will offer 776,000 shares outside of the United States and Canada and the U.S. underwriters will offer 3,104,000 shares in the United States and Canada.

            The Common Stock trades on the New York Stock Exchange under the symbol "TIF." On January 28, 1999, the last sale price of the Common Stock as reported on the New York Stock Exchange was $57 11/16 per share.

               INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                            ------------------------

                                                             PER SHARE      TOTAL
                                                             ---------   ------------
Public offering price......................................   $56.00     $217,280,000
Underwriting discount......................................    $2.24       $8,691,200
Proceeds, before expenses, to Mitsukoshi...................   $53.76     $208,588,800

            The international managers may also purchase up to an additional 78,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate of an additional 312,000 shares.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            The shares of Common Stock will be ready for delivery in New York, New York on or about February 3, 1999.

                            ------------------------

MERRILL LYNCH INTERNATIONAL                                          ING BARINGS

                            ------------------------

                The date of this prospectus is January 28, 1999.

                               TABLE OF CONTENTS

Where You Can Find More Information About the Company.......    3
Incorporation of Information We File With the SEC...........    4
The Company.................................................    5
Recent Developments.........................................    5
Summary Financial Data......................................    6
Risk Factors................................................    7
Use of Proceeds.............................................    9
Capitalization..............................................   10
Business....................................................   11
Selling Stockholder.........................................   14
Underwriting................................................   15
Legal Matters...............................................   18
Experts.....................................................   18

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains (or incorporates by reference) certain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company, including, among other things:

     - Economic conditions and consumer attitudes,

     - Successful completion of leases and construction for new stores,

     - Continuation of existing product supply and design license arrangements,

     - Continuity in the market for high-quality cut diamonds,

     - Successful integration of new systems, particularly for inventory management, into our operations, and improvement of warehousing and distribution productivity,

     - Stable exchange rates between the Japanese yen and the U.S. dollar and

     - Timely completion of our year 2000 compliance program.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained or incorporated by reference in this prospectus might not occur.
                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

             WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the Common Stock. For further information on Tiffany & Co. and our Common Stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of those documents.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     - Incorporated documents are considered part of the prospectus,

     - We can disclose important information to you by referring you to those documents and

     - Information that we file with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"):

     - Annual Report on Form 10-K for the fiscal year ended January 31, 1998,

     - Quarterly Reports on Form 10-Q for the quarters ended April 30, 1998, July 31, 1998 and October 31, 1998,

     - Current Reports on Form 8-K filed April 17, 1998, November 19, 1998, December 30, 1998 and January 7, 1999 and

     - Description of the Company's Common Stock contained in the Registration Statement filed with the SEC on Form S-1 (Registration No. 33-12818), as most recently amended in the Prospectus for the Company's Common Stock dated May 5, 1987, as supplemented by the Registration Statement dated November 18, 1988, filed with the SEC on Form 8-A, as most recently amended by Form 8-A/A dated September 24, 1998 and filed on September 25, 1998.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the Common Stock offered by this prospectus has been sold:

     - Reports filed under Sections 13(a) and (c) of the Exchange Act,

     - Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting and

     - Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

          Tiffany & Co.
          Attention: Investor Relations Department
          727 Fifth Avenue
          New York, NY 10022
          (212) 605-4016

                                  THE COMPANY

     Tiffany & Co. (the "Company") is the parent corporation of Tiffany and Company ("Tiffany"), which was founded by Charles Lewis Tiffany in 1837. Tiffany is the renowned jeweler and specialty retailer whose products are distinguished by their design, quality and value. The Company's principal products are fine jewelry, timepieces, sterling silver goods, china, crystal, stationery, writing instruments, fragrances and personal accessories sold under the TIFFANY & CO. trademark. From its roots at a single New York City store, the Company has expanded to locations in the Americas, Asia and Europe. Its products are now sold in more than 100 TIFFANY & CO. stores and boutiques, as well as through other fine jewelers and select department stores, and through direct marketing to catalog and business customers.

     The Company pursues long-term growth through its strategies for expansion, merchandising, marketing and customer service -- always focused on its goal of being the world's most respected jewelry retailer.

                              RECENT DEVELOPMENTS

1998 HOLIDAY RESULTS

     On January 7, 1999, the Company announced that its worldwide net sales in the November 1 through December 31, 1998 holiday season rose 19.7% over the comparable period in the prior year. These increases were as follows for the Company's three channels of distribution:

U.S. Retail.................................................  22.2%
  Comparable store sales....................................  11.8
International Retail........................................  20.2
  Comparable store sales (in local currency)................  11.4
Direct Marketing............................................   6.9

CHANGE OF CHIEF EXECUTIVE OFFICER

     Effective February 1, 1999, Michael J. Kowalski, 46, will become the Company's Chief Executive Officer, succeeding William R. Chaney. Mr. Chaney, 66, has served as the Company's Chairman and Chief Executive Officer since August of 1984 and will continue to serve the Company as Chairman of the Board of Directors. Mr. Kowalski now serves as President and Chief Operating Officer.

PRIVATE DEBT PLACEMENT

     On December 30, 1998, the Company issued $60 million principal amount of its 6.90% Series A Senior Notes due December 30, 2008 and $40 million principal amount of its 7.05% Series B Senior Notes due December 30, 2010 (the "Senior Notes"), in private transactions to institutional investors. The proceeds of the Senior Notes will be used by the Company's subsidiaries as working capital and to refinance a portion of outstanding short-term indebtedness under the Company's revolving credit facility.

             TIFFANY & CO. AND SUBSIDIARIES SUMMARY FINANCIAL DATA

     The summary financial data set forth below for the periods indicated should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements, the related notes and the other financial information incorporated in this prospectus by reference. See "Incorporation of Information We File With the SEC." The financial information for the fiscal years ended January 31, 1998, 1997 and 1996 has been derived from the audited consolidated financial statements of the Company and its subsidiaries. The financial information for the nine months ended October 31, 1998 and 1997 is unaudited but, in the opinion of the Company, includes all adjustments, consisting only of normal recurring accruals, considered necessary for the fair presentation of such information. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

                                                  NINE MONTHS ENDED
                                                  AND AT OCTOBER 31,            YEARS ENDED AND AT JANUARY 31,
                                               ------------------------    ----------------------------------------
                                                  1998          1997           1998           1997          1996
                                               ----------    ----------    ------------    ----------    ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, PERCENTAGES AND LOCATIONS)
EARNINGS DATA
Net sales....................................   $726,441      $649,922      $1,017,616      $922,108      $803,292
Gross profit.................................    395,286       349,760         564,208       499,694       427,370
Earnings from operations.....................     67,901        57,374         133,422       109,413        80,013
Net earnings.................................     36,767        30,723          72,822        58,439        39,215
Net earnings per share:
  Basic......................................   $   1.05      $   0.88      $     2.08      $   1.74      $   1.24
  Diluted....................................       1.02          0.85            2.02          1.66          1.21
Weighted average number of common shares:
  Basic......................................     35,063        34,937          34,953        33,682        31,600
  Diluted....................................     36,045        36,158          36,104        35,690        34,020
Cash dividends per share.....................   $   0.25      $   0.19      $     0.26      $  0.185      $   0.14

BALANCE SHEET DATA
Cash and cash equivalents....................   $ 43,922      $ 24,483      $  107,252      $117,161      $ 81,966
Inventories..................................    519,427       415,371         386,431       335,389       311,252
Total assets.................................    943,505       773,964         827,067       739,418       654,257
Short-term borrowings........................    153,969        65,196          90,054        76,338        78,967
Long-term debt...............................     94,315        93,080          90,930        92,675       101,500
Stockholders' equity.........................    464,284       417,006         443,724       378,264       264,378

OPERATING DATA
Locations open worldwide (at end of
  period)....................................        130           119             123           104            98
U.S. Retail net sales........................   $363,519      $307,660      $  491,459      $424,185      $364,158
  Increase over prior year...................         18%           13%             16%           16%           18%
  Comparable store increase..................          8%            9%             11%           11%           12%
  Percentage of total net sales..............         50%           47%             48%           46%           45%
International Retail net sales...............   $290,987      $279,887      $  421,054      $397,341      $345,853
  Increase over prior year...................          4%            8%              6%           15%           23%
  Comparable store increase -- local
    currency.................................         12%           13%             12%           14%           21%
  Percentage of total net sales..............         40%           43%             42%           43%           43%
Direct Marketing net sales...................   $ 71,935      $ 62,375      $  105,103      $100,582      $ 93,281
  Increase (decrease) over prior year........         15%           (2)%             4%            8%            1%
  Percentage of total net sales..............         10%           10%             10%           11%           12%

                                  RISK FACTORS

     Investing in the Common Stock will provide you with an equity ownership interest in the Company. As a stockholder, your investment will be subject to the risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following risk factors as well as the other information included and incorporated by reference in this prospectus before deciding to invest in shares of the Common Stock.

SALES AND EARNINGS ATTRIBUTABLE TO JAPAN OPERATIONS

     The Company derives a significant share of its operating earnings from its operations in Japan. That share is larger than Japan's percentage of total Company net sales. In the fiscal years ended January 31, 1996, 1997 and 1998, and in the nine-month period ended October 31, 1998, total Japan sales represented 28%, 27%, 27% and 27% of the Company's net sales, respectively. Therefore, should sales made in Japan decline substantially, it is likely that such decline would have a significant adverse effect on the Company's earnings. Also, the ability of the Company to meet its sales and earnings estimates for any single fiscal year is based upon the assumption that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar throughout the course of such fiscal year.

     The Company's commercial relationship with Mitsukoshi and Mitsukoshi's ability to continue as a leading department store operator have been and will continue to be substantial factors in the Company's continued success in Japan. TIFFANY & CO. boutiques are located in 30 Mitsukoshi department stores and other retail locations operated by Mitsukoshi in Japan. The Company also operates 13 boutiques in department stores other than Mitsukoshi, in locations within Japan but outside of Tokyo, and plans to open more. See "Selling
Stockholder -- Continued Relationship Between the Company and Mitsukoshi."

     In recent years, the Japanese department store industry has, in general, suffered declining sales. There is a risk that such financial difficulties will force consolidations or store closings. Should one or more Japanese department store operators, such as Mitsukoshi, elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Company's sales and earnings would be reduced while alternate premises are being secured.

RISK OF REDUCED DISCRETIONARY PURCHASES OF LUXURY GOODS

     As is the case with any retailer, wholesaler or direct marketer of consumer goods, the Company's financial success is partially dependent on economic conditions and consumer attitudes. TIFFANY & CO. products are, or are widely perceived to be, "luxury" goods. Therefore, purchases of TIFFANY & CO. products are often discretionary. Low or negative growth in the economy or in the financial markets could reduce discretionary spending and, accordingly, reduce the Company's sales.

JEWELRY DESIGNER LICENSES

     Tiffany has been the sole licensee for jewelry designed by Elsa Peretti since 1974 and by Paloma Picasso since 1980. In the fiscal year ended January 31, 1998, Ms. Peretti's designs represented approximately 14% of the Company's total net sales and sales of Ms. Picasso's designs represented approximately 4% of the Company's total net sales. Ms. Peretti and Ms. Picasso each retain ownership of their respective trademarks and of the copyrights for their respective designs. Written license agreements exist between Ms. Peretti and Tiffany and between Ms. Picasso and Tiffany but those agreements may be terminated by either party following six months notice to the other party. The Company's operating results could be adversely affected if either license agreement were terminated or substantially changed.

DIAMOND SUPPLY

     Diamond jewelry accounts for approximately 21% of the Company's net sales. The supply and price of rough (uncut and unpolished) diamonds in the principal world markets have been and continue to be significantly influenced by a single entity, the Central Selling Organization (the "CSO") of De Beers Centenary AG, a Swiss corporation. The CSO supplies approximately 70% of the world market for rough, gem-quality diamonds. Through affiliates, the CSO continues to exert a significant influence on the demand for polished diamonds by its advertising and marketing efforts throughout the world.

     The availability and price of diamonds to the CSO and Tiffany's suppliers may be, to some extent, dependent on the political situation in diamond-producing countries, the opening of new mines and the continuance of the prevailing supply and marketing arrangements for rough diamonds. Sustained interruption in the supply of rough diamonds, an over-abundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. The CSO is testing a program to authenticate and "brand" cut and polished diamonds with the CSO's proprietary trademark. Such a program, coupled with a change in the marketing and advertising policies of the CSO's affiliates, could affect consumer demand for diamonds that do not bear the CSO's trademark. The Company may or may not carry CSO-branded diamonds in the future.

     Tiffany purchases cut diamonds principally from three key vendors. Were trade relations between Tiffany and one or more of these vendors to be disrupted, the Company's sales would be adversely affected in the short term until alternative supply arrangements could be established.

COMPETITION

     The Company encounters significant competition in all of its product lines from other third-party providers, some of which specialize in just one area in which the Company is active. Many of the Company's competitors have established reputations for style and expertise similar to that of the Company and compete on the basis of value. Other jewelers and retailers compete primarily through advertised price promotion. The Company competes on the basis of quality and value and does not engage in price promotional advertising.

     The international marketplace for the Company's products is highly competitive. Although the Company believes that TIFFANY & CO. is known internationally, and although Tiffany did operate retail stores in London and Paris prior to World War II, the Company did not have a retail presence in Europe in the post-war era until 1986. Accordingly, consumer awareness of the Company and its products is not as strong in Europe as in the United States or in Japan, where Tiffany has distributed its products for many years. The Company expects that its overseas stores will continue to experience intense competition from established retailers in international cities where TIFFANY & CO. stores are or may eventually be located.

     The Company also faces increasing competition in the area of direct marketing. A growing number of direct sellers compete for access to the same mailing lists of known purchasers of luxury goods. In marketing service awards and business gifts to corporations and other organizations, the Company faces numerous competitors who sell a wide variety of products at a greater price range than the Company, which has chosen to offer a more limited selection in order to adhere to its established quality standards.

EXPANSION OF RETAIL OPERATIONS

     The Company's ability to continue its scheduled worldwide retail expansion program is dependent upon its ability to obtain desirable locations on suitable lease terms and complete construction on a timely basis. In addition, the timing and success of expansion outside the United States will depend upon import taxes and duties and the extent of consumer demand for TIFFANY & CO. products in overseas markets. These factors vary from market to market.

INVENTORY MANAGEMENT AND DISTRIBUTION SYSTEMS

     As the Company has grown, so have the demands placed on its distribution and inventory management systems. The Company's ability to sustain growth in sales and profitability is dependent upon the Company's ability to successfully develop and integrate new systems, particularly for inventory management, into the Company's operations and to further improve warehousing and distribution productivity.

SEASONALITY

     The Company's business is seasonal in nature, with the fourth fiscal quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. A downturn in economic conditions or consumer spending on luxury goods in the fourth quarter of any year would adversely affect the Company's sales and earnings.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the shares offered by Mitsukoshi.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of October 31, 1998. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements, the related notes and the other financial information contained or incorporated by reference in this prospectus.

                                                               AT OCTOBER 31, 1998
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
Cash and cash equivalents...................................         $ 43,922
                                                                     ========
Short-term borrowings.......................................         $153,969
Long-term debt(1)...........................................           94,315
                                                                     --------
Total debt..................................................          248,284
                                                                     --------

Stockholders' equity:
  Common Stock, $.01 par value; authorized 60,000,000
     shares, issued and outstanding 34,606,329 shares.......              346
  Additional paid-in capital................................          181,177
  Retained earnings.........................................          294,289
  Accumulated other comprehensive loss -- foreign currency
     translation adjustments................................          (11,528)
                                                                     --------
Total stockholders' equity..................................          464,284
                                                                     --------
Total capitalization........................................         $712,568
                                                                     ========

---------------
(1) On December 30, 1998 the Company issued $100 million principal amount of Senior Notes. See "Recent Developments -- Private Debt Placement."

                                    BUSINESS

GROWTH STRATEGIES

     The Company continues to pursue the following growth strategies, focusing on its goal of being the world's most respected jewelry retailer:

     - Offering products that are superior to the competition in terms of design, quality and value,

     - Expanding distribution to provide customers with greater accessibility, including the opening of new stores,

     - Building worldwide customer awareness through an aggressive marketing program and

     - Providing customer service that assures a superior shopping experience.

PRODUCTS

     The Company's principal products are fine jewelry, timepieces, sterling silver goods, china, crystal, stationery, writing instruments, fragrances and personal accessories sold under the TIFFANY & CO. trademark. For the fiscal year ended January 31, 1998, approximately 31% of the products sold by the Company were manufactured by the Company. The Company expects to increase that percentage modestly over the next few years by development of additional manufacturing capacity. For the fiscal year ended January 31, 1998, the Company derived approximately 73% of its net sales from jewelry, 9% from tabletop products, 6% from timepieces and 12% from other categories.

     Although the Company is perceived by many to sell only luxury goods, the average retail transaction within the Company's U.S. stores is $260, and the Company has many products that are priced below that average. Such products are popular purchases for occasion-related gift giving, such as for weddings, engagements, birthdays and graduations. See "Risk Factors -- Risk of Reduced Discretionary Purchases of Luxury Goods."

CHANNELS OF DISTRIBUTION

     In reporting its sales results, the Company categorizes its business into three channels of distribution. "U.S. Retail" consists of retail sales in Company-operated stores in the United States, wholesale sales to independent retailers in the United States and wholesale sales of fragrance products to independent retailers in the Americas. "Direct Marketing" includes Corporate Division (business-to-business) and catalog sales in the United States. "International Retail" includes retail sales through Company-operated stores and boutiques, business-to-business sales and wholesale sales to independent retailers and distributors outside the United States.

  U.S. Retail

     Tiffany's Fifth Avenue flagship store in New York City accounts for approximately 16% of total Company and 33% of U.S. Retail sales. The Company also has 33 branch retail stores in the United States. The Company expects to open three to five new branch stores in the United States each year. Newer stores are smaller (6,000 to 8,000 gross square feet) than many of the older stores (10,000 to 15,000 gross square feet) but have been designed with a higher percentage of selling space.

     The following table lists the U.S. stores that the Company has opened in addition to its flagship New York City store.

STORE LOCATION                      YEAR OPENED  STORE LOCATION                      YEAR OPENED
--------------                      -----------  --------------                      -----------
San Francisco, California              1963      King of Prussia, Pennsylvania          1995
Beverly Hills, California              1964      Short Hills, New Jersey                1995
Houston, Texas                         1964      White Plains, New York                 1995
Chicago, Illinois                      1966      Bergen County, New Jersey              1996
Atlanta, Georgia                       1969      Chevy Chase, Maryland                  1996
Dallas, Texas                          1982      Charlotte, North Carolina              1997
Boston, Massachusetts                  1984      Chestnut Hill, Massachusetts           1997
Costa Mesa, California                 1988      Cincinnati, Ohio                       1997
Philadelphia, Pennsylvania             1990      Honolulu, Hawaii (Hilton)              1997
Vienna, Virginia                       1990      Palo Alto, California                  1997
Palm Beach, Florida                    1991      Honolulu, Hawaii (Surfrider)           1998
Honolulu, Hawaii (Ala Moana)           1992      Manhasset, New York                    1998
San Diego, California                  1992      Denver, Colorado                       1998
Troy, Michigan                         1992      Scottsdale, Arizona                    1998
Bal Harbour, Florida                   1993      Las Vegas, Nevada                      1998
Maui, Hawaii                           1994      Seattle, Washington                    1998
Oak Brook, Illinois                    1994

     Tiffany also sells TIFFANY & CO. brand jewelry and tabletop products at wholesale to approximately 270 U.S. independent retail locations.

  Direct Marketing

     Tiffany's Corporate Division consists of approximately 150 sales executives who call on business clients throughout the United States. Corporate Division customers purchase for business gift giving, employee service and achievement recognition awards, customer incentives and other purposes, but not for purposes of re-sale. The Company plans to achieve growth by better penetration of existing geographic markets and by adding sales offices throughout the United States.

     Tiffany distributes catalogs of selected merchandise to its proprietary list of mail and telephone customers and to mailing lists rented from third parties. Four seasonal SELECTIONS(R) catalogs are published, supplemented by COLLECTIONS and other catalogs. Tiffany has increased circulation in the fiscal year ending January 31, 1999 by 12%, to approximately 24 million catalogs.

  International Retail

     Outside the United States, the Company does business in a variety of retail formats. Some locations are operated by the Company's subsidiaries and some are operated by third-party distributors. The Company expects to continue to open stores in locations outside the United States.

     Japan. For the fiscal year ended January 31, 1998, 27% of the Company's total net sales was derived from locations in Japan. Those locations are:

          - 1 stand-alone store operated by a Company subsidiary: the Ginza flagship store,

          - 13 store-in-store boutiques operated by a Company subsidiary (non-Mitsukoshi locations),

          - 30 store-in-store boutiques operated by a Company subsidiary in Mitsukoshi locations,

          - 1 store-in-store boutique operated by Mitsukoshi: a FARAONE boutique (FARAONE is a trademark of the Company's Italian subsidiary) and

          - 6 wholesale trade accounts operated by third parties.

     Outside Japan and the United States. For the fiscal year ended January 31, 1998, 15% of the Company's total net sales was derived from locations outside of Japan and the United States. Those locations are:

          - 16 stand-alone stores operated by Company subsidiaries:
            Australia (2), Canada, England, Germany (2), Hong Kong (3), Italy (2), Korea, Singapore (2), Switzerland and Taiwan,

          - 10 store-in-store boutiques operated by Company subsidiaries:
            Australia, England, Hong Kong (2), Korea (2), Mexico, Taiwan
            (3),

          - 1 stand-alone store and 1 store-in-store boutique operated by
            Mitsukoshi: Guam and Taiwan,

          - 22 store-in-store boutiques operated by third parties:
            Australia, Canada (5), Hong Kong, India, Indonesia (2), Korea
            (5), Macao, New Zealand, Philippines (2), Saipan, Singapore and Taiwan and

          - 194 wholesale trade accounts operated by third parties: Europe
            (142), Caribbean (16), Asia Pacific and Middle East (21), Central/Latin America (15).

                              SELLING STOCKHOLDER

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of the date of this prospectus by Mitsukoshi, and as adjusted to give effect to the sale by Mitsukoshi of shares of Common Stock offered hereby:

                                     BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                      PRIOR TO OFFERINGS                            AFTER OFFERINGS
                                   -------------------------   SHARES BEING   ----------------------------
NAME                                SHARES     PERCENTAGE(1)    OFFERED(2)    SHARES(2)   PERCENTAGE(1)(2)
----                               ---------   -------------   ------------   ---------   ----------------
Mitsukoshi, Ltd. ................  4,270,000       12.3%        3,880,000      390,000          1.1%
c/o Mitsukoshi (U.S.A.), Inc.
12 East 49th Street
New York, New York 10017

---------------
(1) Based upon 34,606,329 shares of Common Stock issued and outstanding as of October 31, 1998.

(2) Assumes the Underwriters' over-allotment options are not exercised. If such over-allotment options are exercised in full, Mitsukoshi will have sold all its shares of Common Stock.

CONTINUED RELATIONSHIP BETWEEN THE COMPANY AND MITSUKOSHI

     Mitsukoshi and the Company have an important commercial relationship that they expect to maintain following Mitsukoshi's sale of the Common Stock offered hereby.

     From 1972 until July 1993, selected TIFFANY & CO. products, principally jewelry and watches, were purchased from Tiffany by Mitsukoshi for resale in Japan in TIFFANY & CO. boutiques located, for the most part, in Mitsukoshi's department stores. Mitsukoshi has been a significant stockholder of the Company since 1989. Mr. Yoshiaki Sakakura, formerly Chairman and Chief Executive Officer of Mitsukoshi, has served as a director of the Company since 1989.

     Since July 1993, the Company, through a wholly owned subsidiary, has operated TIFFANY & CO. boutiques within Mitsukoshi's stores in Japan. The Company currently operates 30 such boutiques. Under the operating arrangements with Mitsukoshi, the Company retains ownership of its inventory and conducts the merchandising and marketing operations. Mitsukoshi provides and maintains the boutique facilities and staffs the boutiques with retail employees. The Company pays Mitsukoshi fees aggregating 27% of net retail sales in the boutiques and an incentive fee of 5% of the amount by which boutique sales increase year-to-year, calculated on a per-boutique basis. For the fiscal years ended January 31, 1996, 1997 and 1998 and for the nine months ended October 31, 1998, sales made in TIFFANY & CO. boutiques located in Mitsukoshi's stores constituted 21%, 18%, 17% and 16%, respectively, of the Company's total net sales.

     The Company and Mitsukoshi also have an operating relationship for the TIFFANY & CO. flagship store in Tokyo's Ginza shopping district. Under the lease and sub-lease arrangements related to the flagship store, Mitsukoshi retains 8.3% of net sales for most sales transactions within the flagship store. In Tokyo, other than the flagship store, the Company may only establish TIFFANY & CO. boutiques within Mitsukoshi's stores and TIFFANY & CO. jewelry may only be sold in such boutiques.

     Mitsukoshi has informed the Company that in 1999 it will close the annex to one of its stores in Tokyo which currently houses a TIFFANY & CO. boutique. The Company's operations in the annex to be closed will be consolidated with those of the existing boutique in the adjoining store building.

     For more information regarding the Company's business relationship with Mitsukoshi, see the section entitled "Business with Mitsukoshi" in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 which has been incorporated by reference into this prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, Mitsukoshi (the "Selling Stockholder") and Merrill Lynch International and ING Bank N.V. (collectively, the "International Managers"), the Selling Stockholder has agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the Selling Stockholder, the number of shares of Common Stock set forth opposite its name below:

                                                                NUMBER OF
                   INTERNATIONAL MANAGER                         SHARES
------------------------------------------------------------    ---------
Merrill Lynch International.................................     698,400
ING Bank N.V................................................      77,600
                                                                 -------
             Total..........................................     776,000
                                                                 =======

     The Company, the Selling Stockholder and Merrill Lynch, Pierce, Fenner & Smith Incorporated and ING Baring Furman Selz LLC (collectively, the "U.S. Underwriters" and together with the International Managers, the "Underwriters") have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 776,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Selling Stockholder has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Selling Stockholder, an aggregate of 3,104,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. In the event of a default by an Underwriter, the U.S. Purchase Agreement and the International Purchase Agreement provide that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreements may be terminated. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers have advised the Company and the Selling Stockholder that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of $1.34 per share of Common Stock. The International Managers may allow, and such dealers may re-allow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Stockholder has granted options to the International Managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 78,000 additional shares of Common Stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Selling Stockholder also has granted options to the U.S. Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 312,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The following table shows the per share and total public offering price, underwriting discount to be paid by the Selling Stockholder to the Underwriters and the proceeds before expenses to the Selling Stockholder. This information is presented assuming either no exercise or full exercise by the International Managers and the U.S. Underwriters of their over-allotment options.

                                                      WITHOUT
                                       PER SHARE      OPTIONS       WITH OPTIONS
                                       ---------    ------------    ------------
Public offering price................     $56.00    $217,280,000    $239,120,000
Underwriting discount................      $2.24      $8,691,200      $9,564,800
Proceeds, before expenses, to the
  Selling Stockholder................     $53.76    $208,588,800    $229,555,200

     The expenses of the Offerings (exclusive of the underwriting discount) are estimated at $375,000 and are payable in part by the Company and in part by the Selling Stockholder.

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     The Company has agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or
(ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of the Underwriters for a period of 90 days after the date of this Prospectus.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The Company and the Selling Stockholder have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Until the distribution of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this prospectus, the

U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each International Manager has agreed that (i) it has not offered or sold, and will not offer or sell, in Hong Kong the shares of Common Stock by means of any document except to a person whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), and (ii) it has not issued, and will not issue, any invitation or advertisement relating to the Common Stock in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Common Stock which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

     Each International Manager has acknowledged that this prospectus has not been registered with the Registrar of Companies in Singapore and that the Common Stock is offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter agrees that the Common Stock may not be offered or sold, nor may this prospectus or any other offering document or material relating to the Common Stock be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than
(1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the International Managers has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Common Stock in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this prospectus or any other material relating to the Company, the Selling Stockholder or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     ING Baring Furman Selz LLC, one of the U.S. Underwriters, was a co-placement agent in connection with the Company's issuance of the Senior Notes for which it received customary compensation. William A. Shutzer, a director of the Company, is an executive officer of ING Baring Furman Selz LLC.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York. Charles K. Marquis, a director of the Company, was a partner of Gibson, Dunn & Crutcher LLP during 1998. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of January 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,880,000 SHARES

                              [TIFFANY & CO. LOGO]

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                                ----------------

                          MERRILL LYNCH INTERNATIONAL

                                  ING BARINGS

                                JANUARY 28, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------